Exhibit 21
Subsidiaries of Rubicon Financial Incorporated
As of December 31, 2008

Name of Subsidiary	State of Incorporation	Percentage Ownership
Dial-A-Cup, Inc.	Nevada	100%
Rubicon Financial Insurance Services, Inc.	California	100%
Rubicon Real Estate & Mortgages, Inc.	California	100%
Rubicon Securities, Inc.	Nevada	100%
Grant Bettingen, Inc.	California	100%